OMB APPROVAL
UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: December 31, 2005
Washington, D.C. 20549	Estimated average burden
hours per response............11

                                                                SCHEDULE 13D
                                                                     Under the Securities Exchange Act of 1934

                                                                               (Amendment No._________)*

                                                                                         Sutter Holding Company, Inc.
_____

                                                                                                    (Name of Issuer)

                                                                                                          Common
_____

                                                                                   (Title of Class of Securities)

                                                                                                           86943U 20 1
_____

                                                                                        (CUSIP Number)

                                                                                            Brian A. Lebrecht, Esq.
                                                                                         The Lebrecht Group, APLC
                                                                                    22342 Avenida Empresa, Suite 220
                                                                                   Rancho Santa Margarita, CA 92688
                                                                                                   (949) 635-1240

                                          (Name, Address and Telephone Number of Person Authorized to
                                                            Receive Notices and Communications)

                                                                                                    July 31, 2003
_____

                                                                              (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (11-02)

CUSIP No. 86943 U 20 1
____

1.     Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)

American Residential Funding, Inc.

 2.    Check the appropriate box if a member of a group (See Instructions)
(a) [   ]
(b) [X]
____

3.    SEC use only
____

4.    Source of funds (See Instructions): OO
____

5.    Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): n/a
____

6.    Citizenship or place of organization: Nevada
____

____

Number of	7.	Sole Voting Power	66,496 shares of Common Stock

Shares Bene-
ficially Owned	8.	Shared Voting Power	0

by Each
Reporting	9.	Sole Dispositive Power	66,496 shares of Common Stock

Person With
	10.	Shared Dispositive Power	0

11.    Aggregate Amount Beneficially Owned by Each Reporting Person: 66,496 shares of common stock
____

12.    Check if the Aggregate amount in Row (11) Excludes Certain Shares (See Instructions): n/a
____

13.     Percent of Class Represented by Amount in Row (11): 19.6%
____

14.    Type of Reporting Person (See Instructions): CO

ITEM 1. SECURITY AND ISSUER

Common stock, par value $0.0001, of Sutter Holding Company, Inc., a Delaware Corporation, whose principal executive offices are located at 150 Post Street, Suite 405, San Francisco, CA 91408.

ITEM 2. IDENTITY AND BACKGROUND

(a)   Name: This statement is filed on behalf of American Residential Funding, Inc., a Nevada corporation (“AMRES”). AMRES is referred to as the “Reporting Person.”

(b)   Residence or Business Address: The address of the Reporting Person is;
c/o Vincent Rinehart
3200 Bristol Street
7th Floor
Costa Mesa, CA 92626

(c)   Principal Occupation: Mortgage, banking/brokerage company

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f) Citizenship: The Reporting Person is a Nevada Corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 66,496 shares of common stock of Sutter Holding Company, Inc. (“Sutter”) in exchange for the issuance of 1,000,000 shares of Series A Preferred Stock of AMRES, and the issuance of warrants to acquire 1,000,000 shares of common stock of Anza Capital, Inc. (“Anza”), both to Sutter as part of a stock exchange agreement by and among AMRES, Anza and Sutter.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the agreement was to diversify assets and improve net worth.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Reporting person is the sole owner and has sole voting and dispositive power over 66,496 shares of common stock, representing 19.6% of the currently issued and outstanding common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item No.	Description

4.1*	Warrant dated July 31, 2003
4.2*	Certificate of Designation of Series A Preferred Stock of American Residential Funding, Inc.
9.1*	Irrevocable Proxy regarding Sutter Common Stock
9.2*	Irrevocable Proxy regarding Anza Common Stock
10.1*	Securities Exchange Agreement dated July 18, 2003

*Incorporated by reference from our Current Report on 8-K dated and filed with the Commission on August 4, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2003

Date

/s/ Vincent Rinehart

Signature

Vincent Rinehart, President

Name/Title

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).